Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of July 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: July 12, 2007

List of materials

Documents attached hereto:


i) Press release announcing Sony Ericsson Q2 Results

Sony Ericsson

PRESS RELEASE                                                      July 11, 2007

Sony Ericsson continues profitable growth and market share gains

Q2 Highlights:

     - Continued strong year-on-year volume growth of 59%
     - Income before tax grew 55% year-on-year to EUR327 million
     - Walkman(R) phone sales of 9 million in quarter sustain leadership in music phones
     - Expanded portfolio continues to generate market share gains

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the second quarter ended June 30, 2007 is as follows:

                                            Q2 2006    Q1 2007    Q2 2007
                                            _______    _______    _______

Number of units shipped (million)              15.7       21.8       24.9
Sales (Euro m.)                               2,272      2,925      3,112
Gross Margin (%)                               28.5%      30.3%      29.6%
Operating Income (Euro m.)                      203        346        315
Operating Income (%)                            8.9%      11.8%      10.1%
Income before taxes (Euro m.)                   211        362        327
Net income (Euro m.)                            143        254        220

Average Sales Price (Euro)                      145        134        125


Units shipped in the quarter reached 24.9 million, a 59% increase compared to the same period last year, generating both year-on-year and sequential market share gains. Sales for the quarter were Euro 3,112 million, representing a year-on-year increase of 37%. Income before taxes for the quarter was Euro 327 million, representing a year-on-year increase of 55%. Net income for the quarter was Euro 220 million. In line with Sony Ericsson expectations, the increase in Q2 in low and mid-tier priced phones in the product portfolio resulted in a decline in ASP to Euro 125.

"Sony Ericsson has continued to capture market share in a more competitive market place with a product offering that addresses a wider consumer audience than ever before. Our financial results for Q2 2007 reflect our direction to build our brand in key imaging, music and multimedia categories with a portfolio that includes more competitively priced phones," said Miles Flint, President of Sony Ericsson. "We expect the market in 2007 to remain competitive, but with recently announced products such as the flag-ship Walkman(R) and Cyber-shot(TM) models we aim to continue to grow faster than the market."

During the quarter Sony Ericsson continued to capture market share in Latin America, Western Europe and CEEMEA (Central and Eastern Europe, Middle East, Africa) due to low and mid-tier feature phones such as the W300 and W200 Walkman
(R) phones and the K310 and Z310 phones. At the same time, the company continued to strengthen its product line up by announcing a large number of new products across a variety of price points, including the K850, an HSDPA, 5 mega-pixel flag-ship Cyber-shot(TM) phone, and the W960, a high-end Walkman(R) phone with 8GB of on-board storage.

Following an announcement in January that Sony Ericsson would start the local manufacture of phones in India through its global manufacturing partners Flextronics and Foxconn, in Q2 the company extended its commitment to this important and rapidly growing market by announcing plans to establish its own research and development unit in Chennai later in the year.

In Q2 new trademark royalty fees were agreed with the parent companies, and these additional expenses were recorded for the first time in the second quarter.

Sony Ericsson forecasts that the 2007 global handset market will be above 1.1 billion units. The company grew market share in Q2 2007 around 3 percentage points to well over 9% compared with the same period last year.

WALKMAN(R) and Cyber-shot(TM) are trademarks or registered trademarks of Sony Corporation.


EDITOR'S NOTES:

Financial Statements and Additional Information:

Financial Statements:

Consolidated Income Statement
Consolidated Income Statement - Year-to-Date
Consolidated Income Statement - Isolated Quarters
Consolidated Balance Sheet
Consolidated Statement of Cash Flows
Consolidated Statement of Cash Flows - Year-to-Date
Consolidated Statement of Cash Flows - Isolated Quarters

Additional Information:

Net Sales by Market Area by Quarter

- ENDS -

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories and PC-cards. Established as a joint venture by Sony and Ericsson in 2001, with global corporate functions located in London, including R&D sites in Europe, Japan, China and America, Sony Ericsson celebrated the 5th anniversary of the start of the joint venture on 1st October, 2006. Sony Ericsson is the global title sponsor of the Women's Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information on Sony Ericsson, please visit www.sonyericsson.com

CONTACTS:

Investors/Analysts
Ericsson Investor Relations             Sony Investor Relations
Gary Pinkham (Stockholm) +46 8 719 0858 Tatsuyuki Sonoda (Tokyo) +81 3 6748 2180
                                        Shinji Tomita (London) +44 207 444 9713

Press/Media
Sony Ericsson Corporate Communications
Aldo Liguori (London) +44 208 762 5860
Merran Wrigley (London) +44 208 762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.


Sony Ericsson
CONSOLIDATED INCOME STATEMENT
                                                         Apr-Jun
                                         ____________________________________
EUR million                                  2007          2006        Change
_____________________________________________________________________________
Net sales                                   3,112         2,272           37%
Cost of sales                              -2,192        -1,625           35%
                                         ______________________
Gross profit                                  921           647           42%
Gross margin %                               29.6%         28.5%           1%

Research and development expenses            -283          -223           27%
Selling and administrative expenses          -321          -246           30%
                                         ______________________
Operating expenses                           -604          -470           29%

Other operating income, net                    -2            26         -106%
                                         ______________________
Operating income                              315           203           55%
Operating margin %                           10.1%          8.9%           1%

Financial income                               18             8          120%
Financial expenses                             -6             0            -
                                         ______________________
Income after financial items                  327           211           55%

Taxes                                         -97           -64           53%
Minority interest                             -10            -5          112%
                                         ______________________
Net income                                    220           143           54%

Number of units shipped (million)            24.9          15.7           59%
ASP (EUR)                                     125           145          -14%


Sony Ericsson
CONSOLIDATED INCOME STATEMENT

                                                        Jan-Jun
                                         ____________________________________
EUR million                                2007           2006         Change
_____________________________________________________________________________
Net sales                                 6,037          4,264            42%
Cost of sales                            -4,231         -3,094            37%
                                         _____________________
Gross profit                              1,806          1,170            54%
Gross margin %                             29.9%          27.4%            2%

Research and development expenses          -544           -425            28%
Selling and administrative expenses        -605           -433            40%
                                         _____________________
Operating expenses                       -1,149           -858            34%

Other operating income, net                   4             34           -89%
                                         _____________________
Operating income                            662            346            91%
Operating margin %                         11.0%           8.1%            3%

Financial income                             36             17           115%
Financial expenses                           -9              0              -
                                         _____________________
Income after financial items                689            363            90%

Taxes                                      -197            -98           102%
Minority interest                           -18            -13            40%
                                         _____________________
Net income                                  474            252            88%

Number of units shipped (million)          46.7           29.0            61%
ASP (EUR)                                   129            147           -12%


Sony Ericsson
CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

                                        2007                    2006
                                   ______________   ___________________________
EUR million                            Q2      Q1       Q4     Q3     Q2     Q1
Net sales                           3,112   2,925    3,782  2,913  2,272  1,992
Cost of sales                      -2,192  -2,039   -2,686 -1,995 -1,625 -1,469
                                    ______________   ___________________________
Gross profit                          921     886    1,096    917    647    524
Gross margin %                       29.6%   30.3%    29.0%  31.5%  28.5%  26.3%

Research and development expenses    -283    -261     -256   -225   -223   -202
Selling and administrative expenses  -321    -284     -367   -287   -246   -186
                                   ______________    ___________________________
Operating expenses                   -604    -545     -623   -511   -470   -388

Other operating income, net            -2       5       10     21     26      7
                                   ______________   ___________________________
Operating income                      315     346      484    427    203    143
Operating margin %                   10.1%   11.8%    12.8%  14.6%   8.9%   7.2%

Financial income                       18      18       19      8      8      9
Financial expenses                     -6      -2        0     -1      0      0
                                   ______________   ___________________________
Income after financial items          327     362      502    433    211    151

Taxes                                 -97    -100      -43   -127    -64    -34
Minority interest                     -10      -9      -12     -8     -5     -9
                                   ______________   ___________________________
Net income                            220     254      447    298    143    109

Number of units shipped (million)    24.9    21.8     26.0   19.8   15.7   13.3
ASP (EUR)                             125     134      146    147    145    149


Sony Ericsson
CONSOLIDATED BALANCE SHEET

                                           Jun 30    Mar 31    Dec 31    Jun 30
EUR million                                  2007      2007      2006      2006
_______________________________________________________________________________

ASSETS

Total fixed and financial assets              498       495       469       311

Current assets

Inventories                                   477       498       437       318
Accounts receivables                        1,831     1,566     1,653     1,101
Other assets                                  845       859       310       196
Other short-term cash investments           1,071     1,376     1,580       897
Cash and bank                                 659       668       693       698
                                            _____     _____     _____     _____
Total current assets                        4,882     4,968     4,673     3,210
_______________________________________________________________________________
Total assets                                5,380     5,463     5,141     3,521
_______________________________________________________________________________

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity                        1,702     2,033     1,781     1,048
Minority interest                              63        55        45        59
                                            _____     _____     _____     _____
Total equity                                1,764     2,088     1,826     1,106

Total long-term liabilities                    21        22        20        17

Accounts payable                            1,371     1,316     1,276       954
Other current liabilities                   2,224     2,037     2,019     1,444
                                            _____     _____     _____     _____
Total current liabilities                   3,595     3,353     3,296     2,398

________________________________________________________________________________
Total shareholders' equity and liabilities  5,380     5,463     5,141     3,521
________________________________________________________________________________

Net cash*                                   1,729     2,045     2,272     1,556

* Net cash is defined as cash and bank plus short-term cash investments less interesting bearing liabilities.


Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                       Apr-Jun
                                                   _______________
EUR million                                         2007      2006
__________________________________________________________________
OPERATIONS
Net income                                           220       143
Adjustments to reconcile net income to cash           30        22
                                                   _______________
                                                     250       165
Changes in operating net assets                       16        18
Cash flow from operating activities                  266       183

INVESTMENTS
Investing activities                                 -31       -29
                                                   _______________
Cash flow from investing activities                  -31       -29

FINANCING
Financing activities                                -548        26
                                                   _______________
Cash flow from financing activities                 -548        26

Net change in cash                                  -312       180
Cash, beginning of period                          2,045     1,428
Translation difference in Cash                        -3       -13
Cash, end of period                                1,730     1,595
__________________________________________________________________

Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                       Jan-Jun
                                                   _______________

EUR million                                         2007      2006
__________________________________________________________________

OPERATIONS
Net income                                           474       252
Adjustments to reconcile net income to cash           58        42
                                                   _______________
                                                     532       294

Changes in operating net assets                     -437        71
                                                   _______________
Cash flow from operating activities                   95       365

INVESTMENTS
Investing activities                                 -85       -72
                                                   _______________
Cash flow from investing activities                  -85       -72

FINANCING
Financing activities                                -548      -210
                                                   _______________
Cash flow from financing activities                 -548      -210

Net change in cash                                  -538        83
Cash, beginning of period                          2,273     1,537
Translation difference in Cash                        -5       -25
                                                   _______________
Cash, end of period                                1,730     1,595


Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS



                                 Apr-Jun Jan-Mar Oct-Dec Jul-Sep Apr-Jun Jan-Mar
                                 _______________________________________________
EUR million                         2007    2007    2006    2006    2006    2006
________________________________________________________________________________
OPERATIONS
Net income                           220     254     447     298     143     109
Adjustments to reconcile net
 income to cash                       30      28      23      20      22      20
                                 ______________________________________________
                                     250     282     470     318     165     129

Changes in operating net assets       16    -454      50     -21      18      53
                                 _______________________________________________
Cash flow from operating activities  266    -172     520     297     183     182

INVESTMENTS
Investing activities                 -31     -53     -26     -36     -29     -43
                                 _______________________________________________
Cash flow from investing activities  -31     -53     -26     -36     -29     -43

FINANCING
Financing activities                -548     - 1    - 66     - 2      26   - 236
                                 _______________________________________________
Cash flow from financing activities -548      -1     -66      -2      26    -236

Net change in cash                  -312    -226     428     259     180     -97
Cash, beginning of period          2,045   2,273   1,861   1,595   1,428   1,537
Translation difference in Cash        -3      -2     -16       7     -13     -12
                                 _______________________________________________
Cash, end of period                1,730   2,045   2,273   1,861   1,595   1,428
________________________________________________________________________________


Sony Ericsson
NET SALES BY MARKET AREA BY QUARTER


EUR million
                                      2007                     2006
                                  ____________      __________________________
Isolated quarters                    Q2     Q1         Q4     Q3     Q2     Q1
______________________________________________      __________________________

Europe, Middle East & Africa *    1,729  1,598      2,145  1,600  1,090  1,029
Americas                            499    365        555    417    328    250
Asia                                885    961      1,082    896    853    713
______________________________________________      __________________________
Total                             3,112  2,925      3,782  2,913  2,272  1,992
______________________________________________      __________________________
* of which Western Europe         1,102  1,078      1,478  1,115    748    674

                                      2007                     2006
                                  ____________      __________________________
Sequential change (%)                Q2     Q1         Q4     Q3     Q2     Q1
______________________________________________      __________________________
Europe, Middle East & Africa *       8%   -26%        34%    47%     6%   -27%
Americas                            37%   -34%        33%    27%    31%   -19%
Asia                                -8%   -11%        21%     5%    20%    20%
______________________________________________      __________________________
Total                                6%   -23%        30%    28%    14%   -14%
______________________________________________      __________________________
* of which Western Europe            2%   -27%        33%    49%    11%   -35%

                                      2007                     2006
                                  ____________      __________________________
Year over year change (%)            Q2     Q1         Q4     Q3     Q2     Q1
______________________________________________      __________________________
Europe, Middle East & Africa *      59%    55%        52%    35%    43%    71%
Americas                            52%    46%        79%    77%    53%    53%
Asia                                 4%    35%        83%    42%    33%    36%
______________________________________________      __________________________
Total                               37%    47%        64%    42%    41%    55%
______________________________________________      __________________________
* of which Western Europe           47%    60%        45%    33%    42%    84%

                                      2007                     2006
                                  ____________      __________________________
Year to date                       0706   0703       0612   0609   0606   0603
______________________________________________      __________________________
Europe, Middle East & Africa *    3,328  1,598      5,865  3,720  2,120  1,029
Americas                            864    365      1,550    995    578    250
Asia                              1,846    961      3,544  2,462  1,566    713
______________________________________________      __________________________
Total                             6,037  2,925     10,959  7,177  4,264  1,992
______________________________________________      __________________________
* of which Western Europe         2,179  1,078      4,014  2,537  1,422    674

                                      2007                     2006
                                  ____________      __________________________
YTD year over year change (%)      0706   0703       0612   0609   0606   0603
______________________________________________      __________________________
Europe, Middle East & Africa *      57%    55%        48%    46%    56%    71%
Americas                            49%    46%        68%    62%    53%    53%
Asia                                18%    35%        48%    37%    35%    36%
______________________________________________      __________________________
Total                               42%    47%        51%    45%    47%    55%
______________________________________________      __________________________
* of which Western Europe           53%    60%        46%    46%    59%    84%